CONRAD C. LYSIAK
Attorney and Counselor at Law
601 West First Avenue
Suite 503
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
Email: cclysiak@qwest.net

June 7, 2005

Ms. Peggy Fisher, Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:   Amecs, Inc. - Form SB-2
         SEC File No. 333-123087

Dear Ms. Fisher:

In response to your letter of comments dated May 19, 2005, please be advised as follows:

Use of Proceeds
  The introductory paragraph and column headings have been revised and are now consistent.

  The amount of the repayment to Mr. Gavriline is now consistent with the amount loaned to Amecs.

Determination of Offering Price
  The section has been revised. This section discloses all of the reasons for the price Mr. Gaverline paid for his shares and for the offering price to the public. There are no additional facts that have not been disclosed.

Government Regulation
  The section has been revised. Amecs will seek legal advice. The Use of Proceeds section has been revised to reflect allocation of the proceeds for this service.

  The language was included in error and has been deleted.

Securities and Exchange Commission
RE: Amecs, Inc.
Form SB-2
File No. 333-123087
June 7, 2005

Plan of Operation
  Disclosure has been provided regarding the establishment of Amecs's office and that Mr. Gavriline will handle Amecs's administrative duties.

Certain Transactions
  Note 5 indicates that the obligation of Mr. Gavriline is, "non-interest bearing."

Financial Statements
  The financial statements have been updated through March 31, 2005.

Statement of Operations - F-3
  Supplementally, other than our sole officer and director, all employee salaries will be accrued as incurred and expenses as earned in the financial statements.

  Disclosure explaining the net loss from operations has been provided.

Note 5. Related Party Transactions/Balances - Page F-8
  The amounts have been reconciled throughout.

  How management determined the two prices for the securities has been disclosed in Determination of Offering Price section.

Yours truly,

/s/ Conrad C. Lysiak
Conrad C. Lysiak

CCL:jtb